UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Trip.com Group Limited
(Name of Issuer)

Ordinary Shares, par value $0.00125 per share
(Title of Class of Securities)

89677Q107**
(CUSIP Number)

MIH Internet Holdings B.V.
Symphony Offices,
Gustav Mahlerplein 5
1082MS Amsterdam
The Netherlands
Attn: Wayne Benn
+351 930 490 042

with a copy to

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attn: O. Keith Hallam and Jin-Kyu Baek
+1 (212) 474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, each representing 1 ordinary share, par value $0.00125 per share (“Ordinary Shares”).  No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 89677Q107

1	NAMES OF REPORTING PERSONS
MIH Internet SEA Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8 Ordinary Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8 Ordinary Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

____________________________

* The above calculation is based upon 641,329,557 issued and outstanding Ordinary Shares (excluding 23,432,968 treasury shares of the Issuer and 41,773,397 Ordinary Shares issued to Bank of New York Mellon, the depositary of the Issuer’s (as defined below) ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans and for the Issuer’s treasury ADSs) as reported in the Issuer’s most recent Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC (as defined below) on April 27, 2022.

CUSIP No. 89677Q107

1	NAMES OF REPORTING PERSONS
MIH Internet Holdings B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,007,616 Ordinary Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,007,616 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,007,616 Ordinary Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

____________________________

* The above calculation is based upon 641,329,557 issued and outstanding Ordinary Shares (excluding 23,432,968 treasury shares of the Issuer and 41,773,397 Ordinary Shares issued to Bank of New York Mellon, the depositary of the Issuer’s ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans and for the Issuer’s treasury ADSs) as reported in the Issuer’s most recent Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 27, 2022.

CUSIP No. 89677Q107

1	NAMES OF REPORTING PERSONS
Prosus N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,007,616 Ordinary Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,007,616 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,007,616 Ordinary Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

____________________________

* The above calculation is based upon 641,329,557 issued and outstanding Ordinary Shares (excluding 23,432,968 treasury shares of the Issuer and 41,773,397 Ordinary Shares issued to Bank of New York Mellon, the depositary of the Issuer’s ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans and for the Issuer’s treasury ADSs) as reported in the Issuer’s most recent Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 27, 2022.

CUSIP No. 89677Q107

1	NAMES OF REPORTING PERSONS
Naspers Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,007,616 Ordinary Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,007,616 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,007,616 Ordinary Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

____________________________

* The above calculation is based upon 641,329,557 issued and outstanding Ordinary Shares (excluding 23,432,968 treasury shares of the Issuer and 41,773,397 Ordinary Shares issued to Bank of New York Mellon, the depositary of the Issuer’s ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans and for the Issuer’s treasury ADSs) as reported in the Issuer’s most recent Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 27, 2022.

INTRODUCTORY STATEMENT

This Amendment on Schedule 13D (the “Amendment”) amends the prior statement on Schedule 13D filed by MIH Internet SEA Private Limited, a limited liability company organized under the laws of Singapore (“MIH”), and Naspers Limited, a limited liability company organized under the laws of the Republic of South Africa (“Naspers”), with the Securities and Exchange Commission (the “SEC”) on September 5, 2019 (the “Schedule 13D”).  This Amendment is the Reporting Persons’ (as defined below) final amendment to the Schedule 13D and constitutes an exit filing, as the Reporting Persons have ceased to be the beneficial owners of more than five percent, in the aggregate, of the Ordinary Shares of Trip.com Group Limited (formerly known as Ctrip.com International, Ltd, the “Issuer”) due to an increase in total Ordinary Shares outstanding as a result of additional equity issuances by the Issuer and certain share transfers made in connection with an internal reorganization.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is amended by replacing the first two paragraphs under (a) - (c) with the following:

This Statement on Schedule 13D is being filed jointly by MIH Internet SEA Private Limited, a limited liability company organized under the laws of Singapore (“MIH”), MIH Internet Holdings B.V. (“MIH Holdings”), Prosus N.V., a limited liability company organized under the laws of The Netherlands (“Prosus”), and Naspers Limited, a limited liability company organized under the laws of the Republic of South Africa (“Naspers” and, together with MIH, MIH Holdings and Prosus, the “Reporting Persons”).

MIH is a wholly owned subsidiary of MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands (“MIH B2C”).  MIH B2C is a wholly owned subsidiary of MIH e-commerce Holdings B.V., a private limited liability company organized under the laws of The Netherlands (“MIH e-commerce”), which is a wholly owned subsidiary of MIH Holdings.  MIH Holdings is a wholly owned subsidiary of Prosus.  Prosus is a publicly-traded company listed on Euronext Amsterdam. As of February 3, 2023, Naspers held a 75.56% voting interest in Prosus and a 42.94% economic interest.  Naspers is a publicly-traded company listed on the Johannesburg Stock Exchange.  Naspers, Prosus and the aforementioned wholly owned subsidiaries of Prosus are collectively referred to herein as the “Naspers Entities”.

Item 2 of the Schedule 13D is amended by replacing paragraphs (d) and (e) with the following:

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Directors and Officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2 of the Schedule 13D is amended by adding to the following to Schedule A (Entities):

Entity	Name, state or other place of organization	Address of the principal business and principal office
MIH e-commerce Holdings B.V.	The Netherlands	Symphony Offices, Gustav Mahlerplein 5 1082MS Amsterdam The Netherlands
MIH Internet Holdings B.V.	The Netherlands	Symphony Offices, Gustav Mahlerplein 5 1082MS Amsterdam The Netherlands
Prosus N.V.	The Netherlands	Symphony Offices, Gustav Mahlerplein 5 1082MS Amsterdam The Netherlands

Schedule B (Directors and Officers) referred to in Item 2 of the Schedule 13D is amended by adding the items in Schedule I hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is amended by replacing the first paragraph with the following:

As a result of the closing (the “Closing”) of the transactions contemplated under the share purchase agreement dated as of April 26, 2019 among the Issuer, MIH and MIH B2C (the “Share Purchase Agreement”) on August 30, 2019 (the “Closing Date”), MIH and, indirectly, Naspers became the beneficial owners of, in aggregate, 4,108,831 ordinary shares, par value $0.01, of the Issuer (the “Purchase Shares”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)
See Items 7 through 13 on the cover pages to the Amendment, which are incorporated by reference in their entirety into this Item 5(a).  As of the date of the Amendment, MIH is the holder of record of 8 Ordinary Shares and MIH Holdings is the holder of record of 30,007,608 Ordinary Shares.  Naspers (and certain Naspers Entities) may be considered to beneficially own in aggregate 30,007,616 Ordinary Shares, representing 4.7% of the Issuer’s Ordinary Shares, by virtue of its (and certain Naspers Entities’) control over MIH and MIH Holdings.  The percentage of Ordinary Shares beneficially owned by the Reporting Persons is based upon 641,329,557 issued and outstanding Ordinary Shares (excluding 23,432,968 treasury shares of the Issuer and 41,773,397 Ordinary Shares issued to Bank of New York Mellon, the depositary of the Issuer’s ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans and for the Issuer’s treasury ADSs) as reported in the Issuer’s most recent Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 27, 2022.

(b)
As of the date hereof, and as a result of the Reporting Persons’ beneficial ownership, in aggregate, of 30,007,616 Ordinary Shares, the Reporting Persons are deemed to beneficially own, in aggregate, by reason of the provisions of Rule 13d-3 under the Act, 30,007,616 Ordinary Shares.  The number of Ordinary Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in Items 7 through 13 on the cover pages to the Amendment, which are incorporated by reference in their entirety into this Item 5(b).  See Item 2 of Schedule 13D, as amended, for information on the Naspers Entities.

(c)	Except as reported in Schedule 13D, as amended, there have been no transactions effected by the Reporting Persons with respect to any Ordinary Shares in the past 60 days.

(d)	MIH and MIH Holdings are currently the only persons that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)	As of the date of the Amendment, the Reporting Persons no longer beneficially own more than five percent of the Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended by adding the following paragraph as the last paragraph of Item 6:

On March 31, 2020, MIH distributed substantially all of the Purchase Shares that it held to its shareholders, resulting in transfers of (a) 3,750,951 ordinary shares, par value $0.01 to MIH Holdings and (b) 357,879 ordinary shares, par value $0.01 to TCH Purple Limited, a wholly owned subsidiary of Tencent Holdings Ltd, a company listed on the Stock Exchange of Hong Kong.  After such transfers, MIH held one ordinary share, par value $0.01.  Following the share subdivision on March 18, 2021, as reported in the Issuer’s most recent Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 27, 2022, (i) MIH became the holder of record of 8 Ordinary Shares and (ii) MIH Holdings became the holder of record of 30,007,608 Ordinary Shares.  As a result of such transactions and an internal reorganization, the Reporting Persons became the beneficial owners of, in aggregate, 30,007,616 Ordinary Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

MIH Internet SEA Private Limited

By:	/s/ Petrus Jacobus Pretorius Olivier
	Name:	Petrus Jacobus Pretorius Olivier
	Title:	Director

MIH Internet Holdings B.V.

By:	/s/ Serge de Reus
	Name:	Serge de Reus
	Title:	Director

Prosus N.V.

By:	/s/ Lynelle Bagwandeen
	Name:	Lynelle Bagwandeen
	Title:	Group Company Secretary

Naspers Limited

By:	/s/ Lynelle Bagwandeen
	Name:	Lynelle Bagwandeen
	Title:	Group Company Secretary

SCHEDULE I

MIH e-commerce Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Serge de Reus	The Netherlands	Group Head of Tax, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Jan Adriaan Emanuel Freeke	The Netherlands	Tax Director, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Petrus Jacobus Pretorius Olivier	South Africa	Corporate CFO, MIH e-commerce Holdings (Pty) Ltd, WeWork the Link, 173 Oxford Road, 2196 Rosebank, Johannesburg, South Africa

MIH Internet Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Serge de Reus	The Netherlands	Group Head of Tax, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Emily Frances Barker	The Netherlands and Australia	Head of Legal – Corporate, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Nicolaas Jacobus Marais	South Africa	General Manager Finance, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Jaco van der Merwe	The Netherlands	Head of Treasury, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Prosus N.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Bob van Dijk	The Netherlands	Executive director and chief executive: Prosus N.V. and Naspers Limited Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Vasileios Sgourdos	Dual: South Africa/Greece	Financial Director and executive director: Prosus N.V. and Naspers Limited 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
Jacobus Petrus Bekker	Dual: South Africa/The Netherlands	Non-executive chair: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001
Hendrik Jacobus du Toit	Dual: South Africa/United Kingdom	Chief executive: Investec Asset Management and Non-executive director: Prosus N.V. and Naspers Limited 55 Gresham Street London EC2V 7EL United Kingdom
Angelien Gertruda Zinnia Kemna	The Netherlands	Non-executive director: Prosus N.V. and Naspers Ltd. Symphony Offices, Gustav Mahlerplein 5,1082 MS Amsterdam, The Netherlands
Craig Lawrence Enenstein	United States	Chief executive officer: Corridor Capital and Non-executive director: Prosus N.V. and Naspers Limited 12400 Wilshire Boulevard, Suite 645, Los Angeles CA 90025
Manisha Girotra	India	Chief Executive Officer of Moelis India Non-executive director: Prosus N.V. and Naspers Limited Moelis & Company, 1501, Tower 1, One Indiabulls Centre, Elphinstone Road West, Mumbai, 400013, India
Rachel Catharina Cornelia Jafta	South Africa	Professor: Stellenbosch University and Non-executive director: Prosus N.V. and Naspers Limited Dept. Economics Room 516, Schumann Building Bosman Street Stellenbosch 7600
Francis Lehlohonolo Napo Letele	South Africa	Chair: MultiChoice and Non-executive director: Prosus N.V. and Naspers Limited MultiChoice City 144 Bram Fischer Dr Randburg 2194

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Debra Meyer	South Africa	Professor: University of Johannesburg (UJ) and Non-executive director: Prosus N.V. and Naspers Limited Faculty of Science C Ring 212 Kingsway Campus Aucklandpark 2006
Roberto Oliveira de Lima	Brazil	Non-executive director: Prosus N.V. and Naspers Limited Symphony Offices, Gustav Mahlerplein 5,1082 MS Amsterdam, The Netherlands
Stephan Joseph Zbigniew Pacak	Dual: South Africa/United Kingdom	Non-executive director: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001
Mark Remon Sorour	South Africa	Non-executive director: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001
Jacobus du Toit Stofberg	Dual: South Africa/United Kingdom	Non-executive director: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001
Ying Xu	China	President of Wumei Technology Group Non-executive director: Prosus N.V. and Naspers Limited, 158-1 4th West Ring Road, Beijing, China 100142